SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                                  MAXXAM INC.
                                (Name of Issuer)

                         Common Stock, $0.50 par value
                         (Title of Class of Securities)

                                   577771108
                                 (CUSIP Number)

                                STEVEN L. WATSON
                              THREE LINCOLN CENTRE
                                   SUITE 1700
                                5430 LBJ FREEWAY
                           DALLAS, TEXAS  75240-2694
                                 (972) 233-1700
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                December 8, 1997
                      (Date of Event which requires Filing
                               of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)


CUSIP No.  577771108

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           The Combined Master Retirement Trust

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

           Not Applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           Texas

                7   SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES       8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                     -0-
    EACH
 REPORTING      9   SOLE DISPOSITIVE POWER
   PERSON
    WITH                       -0-

               10   SHARED DISPOSITIVE POWER

                               -0-

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           -0-

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.0%

 14   TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

           EP


CUSIP No. 577771108

 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

           Harold C. Simmons

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(SEE
      INSTRUCTIONS)

      (a)  [  ]

      (b)  [  ]

 3    SEC USE ONLY



 4    SOURCE OF FUNDS(SEE INSTRUCTIONS)

           Not applicable

 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


 6    CITIZENSHIP OR PLACE OF ORGANIZATION

           USA


                7   SOLE VOTING POWER

                               -0-
 NUMBER OF
   SHARES       8   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                     -0-
    EACH
 REPORTING      9   SOLE DISPOSITIVE POWER
   PERSON
    WITH                       -0-

               10   SHARED DISPOSITIVE POWER

                               -0-

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

           -0-

 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.0%

 14   TYPE OF REPORTING PERSON(SEE INSTRUCTIONS)

           IN


                                AMENDMENT NO. 5
                                TO SCHEDULE 13D

     This amended statement on Schedule 13D (this "Statement") relates to the common stock, $0.50 par value per share (the "Shares"), of MAXXAM Inc., a Delaware corporation (the "Company"). Items 2, 4, 5, 6 and 7 of this Statement are hereby amended as set forth below.

Item 2.   Identity and Background

     Item 2(a) is amended as follows:

          (a) This Statement is filed by The Combined Master Retirement Trust (the "CMRT") and, by virtue of his position with the CMRT and certain other entities (as reported in Amendment No. 4 to this Statement), Harold C. Simmons (collectively, the "Reporting Persons"). By signing this Statement, each Reporting Person agrees that this Statement is filed on its or his behalf.

          The CMRT is the former direct holder of 1,027,250 Shares. NL Industries, Inc. ("NL") is the former direct holder of 250,000 Shares. Harold C. Simmons' spouse is the former direct holder of 1,000 Shares.

Item 4.   Purpose of Transaction

     No change except for the following:

          As previously reported in Amendment No. 4 to this Statement, the CMRT and NL entered into a Stock Purchase Agreement dated October 17, 1997 among the CMRT, NL and the Company (the "Stock Purchase Agreement") and related documents. On the terms and subject to the conditions of the Stock Purchase Agreement, the CMRT and NL agreed to sell all of their Shares to the Company for $55 per share in cash and notes. The following summary of the Stock Purchase Agreement is qualified in its entirety by reference to
     Exhibit 3 to this Statement, which is incorporated herein by this reference.

          Pursuant to the Stock Purchase Agreement and its related documents, on October 21, 1997, the CMRT and NL deposited into escrow (the "Escrow"), among other things, all of their Shares (the "Escrow Shares") and the Company deposited into Escrow an aggregate of $35,124,375 in cash (the "Escrow Cash") and two promissory notes, one payable by the Company to the CMRT in the principal amount of $28,249,375 and the other payable by the Company to NL in the principal amount of $6,875,000 (collectively, the "Notes" and collectively with the Escrow Shares and the Escrow Cash, the "Escrow Deposits").

          The Escrow Deposits were to be released from the Escrow shortly after the occurrence of (i) the conclusion of a hearing on the defendants' motion to dismiss NL and the CMRT from Consolidated Civil Action Nos. 12111 and 12353 (the "Consolidated Action") pending in the Court of Chancery in and for New Castle County, Delaware (the "Court") and (ii) the entry by the Court of an order (the "Order") in response to the motion to dismiss the CMRT and NL from the Consolidated Action determining (the "Determination") that no part of the consideration of the sale of the Shares contemplated by the Stock Purchase Agreement constitutes consideration for settlement of the claims that are the subject of the Consolidated Action.

          On December 8, 1997, the Court entered the Order and made the Determination. A copy of the Order is attached hereto as Exhibit 4 to this Statement. In a subsequent ruling, the Court approved as fair the previously reported settlement of the Consolidated Action.

          As a result of the Order and the Determination, on December 10, 1997, the Company closed the purchase of the Escrow Shares from the CMRT and NL and the Escrow Deposits were released as contemplated by the Stock Purchase Agreement.

          The Reporting Persons understand that Harold C. Simmons' spouse has disposed of all of her Shares.

          Except as described in this Item 4, neither of the Reporting Persons has any plans or proposals that relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

     No change, except for the following:

          (a) To the best of the Reporting Persons' knowledge, neither of the Reporting Persons, any parent corporation of NL nor any director or executive officer of NL or any of its parent corporations beneficially owns any Shares.

          (b) To the best of the Reporting Persons' knowledge, neither of the Reporting Persons, any parent corporation of NL or any director or executive officer of NL or any of its parent corporations has the direct or shared power to vote or dispose of any Shares.

          (c)  The response to Item 4 is incorporated herein by reference.

          (d)  None.

          (e) On December 10, 1997, the Reporting Persons ceased to be beneficial owners of five percent of the 8,277,847 Shares outstanding as of October 31, 1997 according to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     No change except for the following:

          Except as described under Item 4, neither of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.

     Item 7 is amended and restated as follows:

Exhibit 1 Complaint dated November 13, 1991 filed in the Delaware Court of Chancery in the matter of NL Industries, Inc., et al. v. MAXXAM INC., et al. (C.A. No. 12353) (incorporated by reference to Exhibit 1 to Amendment No. 2 to this Statement).

Exhibit 2 Memorandum Opinion of the Court of Chancery of the State of Delaware dated April 4, 1997 in the matters of MAXXAM Inc./Federated Development Shareholders Litigation and NL Industries, Inc., et al. v. MAXXAM INC., et al. (Consolidated C.A. Nos. 12111 and 12353) (incorporated by reference to Exhibit 2 to Amendment No. 3 to this Statement).

Exhibit 3 Stock Purchase Agreement dated October 17, 1997 among MAXXAM Inc., the Combined Master Retirement Trust and NL Industries, Inc. (incorporated by reference to Exhibit 2 to Amendment No. 4 to this Statement).

Exhibit 4* Order of the Court of Chancery of the State of Delaware dated December 8, 1997 in the matters of MAXXAM Inc./Federated Development Shareholders Litigation and NL Industries, Inc., et al. v. MAXXAM INC., et al. (Consolidated C.A. Nos. 12111 and 12353).

----------

*    Filed herewith.



                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  December 17, 1997



                                /s/ Harold C. Simmons
                                --------------------------------
                                Harold C. Simmons
                                Signing in the capacities listed on Schedule
                                "A" attached hereto and incorporated herein by reference.


                                   SCHEDULE A


Harold C. Simmons, INDIVIDUALLY and as Trustee of THE COMBINED MASTER RETIREMENT TRUST.



                                 EXHIBIT INDEX

Exhibit 1 Complaint dated November 13, 1991 filed in the Delaware Court of Chancery in the matter of NL Industries, Inc., et al. v. MAXXAM INC., et al. (C.A. No. 12353) (incorporated by reference to Exhibit 1 to Amendment No. 2 to this Statement).

Exhibit 2 Memorandum Opinion of the Court of Chancery of the State of Delaware dated April 4, 1997 in the matters of MAXXAM Inc./Federated Development Shareholders Litigation and NL Industries, Inc., et al. v. MAXXAM INC., et al. (Consolidated C.A. Nos. 12111 and 12353) (incorporated by reference to Exhibit 2 to Amendment No. 3 to this Statement).

Exhibit 3 Stock Purchase Agreement dated October 17, 1997 among MAXXAM Inc., the Combined Master Retirement Trust and NL Industries, Inc. (incorporated by reference to Exhibit 2 to Amendment No. 4 to this Statement).

Exhibit 4* Order of the Court of Chancery of the State of Delaware dated December 8, 1997 in the matters of MAXXAM Inc./Federated Development Shareholders Litigation and NL Industries, Inc., et al. v. MAXXAM INC., et al. (Consolidated C.A. Nos. 12111 and 12353).

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*     Filed herewith.